Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

For the Six Months Ended June 27, 2010

(In millions, except ratio)

Earnings from Continuing Operations
Earnings from continuing operations before income taxes	$1,943
Interest expense	173
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(27)
Portion of rents representative of an interest factor	30
Amortization of debt premium and discount, net	(1)

Adjusted earnings from continuing operations before income taxes	$2,118

Fixed Charges
Interest expense	$173
Portion of rents representative of an interest factor	30
Amortization of debt premium and discount, net	(1)
Capitalized interest	—

Total fixed charges	$202

Ratio of Earnings from Continuing Operations to Fixed Charges	10.5